UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2

Sensus Healthcare, Inc.
(Name of Issuer)
Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)
81728H103
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81728H103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Richard Golin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	993,462

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	993,462

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	993,462

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row 9	7.3%

12.	Type of Reporting Person	IN

Item 1.

(a)	Name of Issuer:	Sensus Healthcare, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	851 Broken Sound Pkwy., NW # 215, Boca Raton, FL 33487

Item 2.

(a)	Name of Person Filing:	Richard Golin

(b)	Address of Principal Business Office or, if none, Residence:	851 Broken Sound Pkwy., NW # 215, Boca Raton, FL 33487

(c)	Citizenship:	USA

(d)	Title of Class of Securities:	Common Stock, $.01 par value

(e)	CUSIP Number:	81728H103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: ______________________________

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §§240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________________________________________________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	993,462

(b) Percent of class:	7.3%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	993,462

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	993,462

(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2017
Date

/s/ Richard Golin
Signature

Richard Golin
Name/Title